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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE TO
                                 (RULE 14d-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                       BROOKDALE LIVING COMMUNITIES, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                       FORTRESS BROOKDALE ACQUISITION LLC
                      (NAMES OF FILING PERSONS (OFFERORS))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                               RANDAL A. NARDONE
                       FORTRESS INVESTMENT HOLDINGS, LLC
                          1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 798-6100
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                                    COPY TO:
                            J. GREGORY MILMOE, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                           TELEPHONE: (212) 735-3000
                           CALCULATION OF FILING FEE

           Transaction Valuation*: $102,077,140  Amount of Filing Fee: $20,415

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*  Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of Common Stock, par value $.01 per share, of Brookdale Living Communities, Inc. (the "Company Common Stock" or the "Shares"), not already owned by the filing person at a price per Share of $15.25 in cash. As of July 31, 2000, there were 9,926,549 Shares outstanding and 771,384 shares were reserved for issuance upon the exercise of outstanding options. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable                        Filing Party: Not applicable
Form or registration No.: Not applicable                      Date Filed: Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Tender Offer Statement on Schedule TO relates to the third-party tender offer by Fortress Brookdale Acquisition LLC, a Delaware limited liability company ("Purchaser") owned by Fortress Registered Investment Trust, a Delaware business trust, Health Partners, a Bermuda exempted partnership and an affiliate of Capital Z Partners, Ltd., to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Brookdale Living Communities, Inc., a Delaware corporation (the "Company"), at a purchase price of $15.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 1, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is Brookdale Living Communities, Inc., a Delaware corporation. The Company's executive offices are located at 330 North Wabash Avenue, Suite 1400, Chicago, Illinois 60611. The telephone number of the principal executive offices of the Company is (312) 977-3700.

     (b) The class of securities to which this statement relates is the common stock, par value $.01 per share, of which 9,926,549 Shares were issued and outstanding as of July 25, 2000.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

     (c)(2)-(3)  Not applicable.

ITEM 10.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 12.  EXHIBITS.

(a)(1)(A)  Offer to Purchase dated August 1, 2000.
(a)(1)(B)  Letter of Transmittal.
(a)(1)(C)  Notice of Guaranteed Delivery.
(a)(1)(D)  Letter from the Dealer Manager to Brokers, Dealers,
           Commercial Banks, Trust Companies and Nominees.
(a)(1)(E)  Letter to clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Nominees.
(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.
(a)(1)(G)  Summary Advertisement as published on August 1, 2000.
(a)(1)(H) Text of joint press release issued by the Company and Purchaser, dated July 26, 2000.
(b)        None.
(c) Reference is made to the Schedule 14D-9 filed by the Company on August 1, 2000 to the extent incorporated by reference in the Offer to Purchase.

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
(d)(1) Agreement and Plan of Merger dated as of July 26, 2000, by and among Fortress Registered Investment Trust, Fortress
           Brookdale Acquisition LLC, FBZ Acquisition Corp. and the
           Company.
(e)        None.
(f)        None.
(g)        None.
(h)        None.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          FORTRESS BROOKDALE ACQUISITION LLC

                                          By: /s/ RANDAL A. NARDONE
                                            ------------------------------------
                                              Name: Randal A. Nardone
                                              Title: Secretary of Fortress
                                              Brookdale
                                                    Acquisition LLC

Date: August 1, 2000

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                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
(a)(1)(A)     Offer to Purchase dated August 1, 2000
(a)(1)(B)     Letter of Transmittal
(a)(1)(C)     Notice of Guaranteed Delivery
(a)(1)(D)     Letter from the Dealer Manager to Brokers, Dealers,
              Commercial Banks, Trust Companies and Nominees
(a)(1)(E)     Letter to clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Nominees
(a)(1)(F)     Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9
(a)(1)(G)     Summary Advertisement as published on August 1, 2000
(a)(1)(H)     Text of joint press release issued by the Company and
              Purchaser, dated July 26, 2000
(b)           None
(c)           Reference is made to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on August 1,
              2000 to the extent incorporated by reference in the Offer to
              Purchase
(d)(1)        Agreement and Plan of Merger dated as of July 26, 2000, by and among Fortress Brookdale Acquisition LLC, Fortress
              Registered Investment Trust, FBZ Acquisition Corp. and the
              Company
(e)           None
(f)           None
(g)           None
(h)           None

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